                                                                      Exhibit 99


             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                    (US$000s except share amounts, CDN GAAP)
                                   (Unaudited)

                                                                            Three months ended May 31,
                                                                                     2001         2000
------------------------------------------------------------------------------------------------------
Revenue
   Product license                                                              $  43,104    $  56,733
   Product support                                                                 41,843       33,283
   Services                                                                        23,069       18,682
------------------------------------------------------------------------------------------------------
Total revenue                                                                     108,016      108,698
------------------------------------------------------------------------------------------------------

Operating expenses
   Cost of product license                                                          1,106        1,729
   Cost of product support                                                          4,294        4,274
   Selling, general, and administrative                                            90,793       74,295
   Research and development                                                        19,422       15,854
   Investment tax credits                                                          (1,271)      (1,338)
   Business restructuring charges                                                  12,798           --
------------------------------------------------------------------------------------------------------
Total operating expenses                                                          127,142       94,814
------------------------------------------------------------------------------------------------------

Operating income (loss)                                                           (19,126)      13,884
Interest expense                                                                      (84)        (154)
Interest income                                                                     2,812        2,582
------------------------------------------------------------------------------------------------------

Income (loss) before taxes                                                        (16,398)      16,312
Income tax provision (benefit)                                                     (4,077)       5,397
------------------------------------------------------------------------------------------------------

Net income (loss)                                                                 (12,321)      10,915

Retained earnings at beginning of the period                                      175,946      126,316
------------------------------------------------------------------------------------------------------

Retained earnings at end of the period                                          $ 163,625    $ 137,231
======================================================================================================

Net income (loss) per share
   Basic                                                                        $   (0.14)   $    0.13
======================================================================================================
   Diluted                                                                      $   (0.14)   $    0.12
======================================================================================================

Weighted average number of shares (000s)
   Basic                                                                           88,023       86,993
======================================================================================================
   Diluted                                                                         88,023       91,527
======================================================================================================

                           (See accompanying notes)

                          CONSOLIDATED BALANCE SHEETS

                              (US$000s, CDN GAAP)


                                                                          May 31,   February 28,
                                                                             2001           2001
------------------------------------------------------------------------------------------------
Assets                                                                 (Unaudited)

Current assets
  Cash and cash equivalents                                             $ 177,775      $ 115,293
  Short-term investments                                                   61,652        119,265
  Accounts receivable                                                     100,370        146,867
  Inventories                                                                 567            730
  Prepaid expenses                                                          6,966          8,648
  Income tax assets                                                         8,392             --
------------------------------------------------------------------------------------------------
                                                                          355,722        390,803
Fixed assets                                                               74,462         74,208
Other assets                                                               42,420         46,780
------------------------------------------------------------------------------------------------

                                                                        $ 472,604      $ 511,791
================================================================================================

Liabilities

Current liabilities
  Accounts payable                                                      $  18,413      $  28,256
  Accrued charges                                                          27,540         21,798
  Salaries, commissions, and related items                                 29,110         28,822
  Income taxes payable                                                      1,316         17,548
  Current portion of long-term debt                                            32             32
  Deferred revenue                                                         87,578         96,674
------------------------------------------------------------------------------------------------
                                                                          163,989        193,130
Long-term liabilities                                                       1,590          1,539
Deferred income taxes                                                      15,350         16,402
------------------------------------------------------------------------------------------------
                                                                          180,929        211,071
------------------------------------------------------------------------------------------------

Stockholders' Equity

Capital stock

  Common shares (May 31, 2001 - 88,205,258;
                 February 28, 2001 - 87,885,161)                          138,937        134,791
Retained earnings                                                         163,625        175,946
Accumulated other comprehensive income                                    (10,887)       (10,017)
------------------------------------------------------------------------------------------------

                                                                          291,675        300,720
------------------------------------------------------------------------------------------------

                                                                        $ 472,604      $ 511,791
================================================================================================

                           (See accompanying notes)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (US$000s, CDN GAAP)
                                  (Unaudited)

                                                                                             Three months ended
                                                                                                   May 31,
----------------------------------------------------------------------------------------------------------------
                                                                                             2001         2000
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities
   Net income (loss)                                                                    $ (12,321)   $  10,915
   Non-cash items
     Depreciation and amortization                                                          9,078        6,718
     Amortization of deferred stock-based compensation                                        577          173
     Amortization of other deferred compensation                                              666          345
     Deferred income taxes                                                                   (928)        (598)
     Loss on disposal of fixed assets                                                         215          194
----------------------------------------------------------------------------------------------------------------
                                                                                           (2,713)      17,747
   Change in non-cash working capital
     Decrease in accounts receivable                                                       46,163       14,633
     Decrease in inventories                                                                  153           97
     Decrease (increase) in prepaid expenses                                                1,499       (1,998)
     Increase in income tax assets                                                         (8,392)          --
     Decrease in accounts payable                                                         (11,388)        (775)
     Increase in accrued charges                                                            6,158          747
     Increase (decrease) in salaries, commissions, and related items                          819       (4,315)
     Increase (decrease) in income taxes payable                                          (16,131)         739
     Decrease in deferred revenue                                                          (7,460)      (2,928)
----------------------------------------------------------------------------------------------------------------
                                                                                            8,708       23,947
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities
   Maturity of short-term investments                                                     118,336       64,566
   Purchase of short-term investments                                                     (60,606)     (32,861)
   Additions to fixed assets                                                               (6,813)     (13,944)
----------------------------------------------------------------------------------------------------------------
                                                                                           50,917       17,761
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities
   Issue of common shares                                                                   3,569        9,003
   Repayment of long-term debt and long-term liabilities                                       96          251
----------------------------------------------------------------------------------------------------------------
                                                                                            3,665        9,254
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                      (808)      (1,064)
----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                  62,482       49,898

Cash and cash equivalents, beginning of period                                            115,293      132,435
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                  177,775      182,333

Short-term investments, end of period                                                      61,652       31,662
----------------------------------------------------------------------------------------------------------------
Cash, cash equivalents, and short-term investments, end of period                       $ 239,427    $ 213,995
================================================================================================================

                           (See accompanying notes)

                             COGNOS INCORPORATED
           CONDENSED NOTES TO THE CONSOLIDATED FINACIAL STATEMENTS
                                  (Unaudited)
            (All amounts in U.S. dollars, unless otherwise stated)
                         (In accordance with CDN GAAP)


1. Basis of Presentation

   The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Annual Information Form for the fiscal year ended February 28, 2001.

   The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

   All information is presented in thousands of U.S. dollars, unless otherwise stated.

2. Accounting Change

   Earnings per share

   On March 1 2001 the Corporation adopted the recommendations issued by the Canadian Institute of Chartered Accountants with respect to earnings per share (Handbook section 3500). The section specifies the method of calculation, presentation and disclosure for basic and diluted earnings per share. The comparative financial statements have been restated to reflect these changes. Diluted EPS for the quarter ended May 31, 2000 was restated to $.12.

3. Revenue Recognition

   The Corporation recognizes revenue in accordance with Statement of Position
   (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

   Substantially all of the Corporation's product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met.

                             COGNOS INCORPORATED
           CONDENSED NOTES TO THE CONSOLIDATED FINACIAL STATEMENTS
                                  (Unaudited)
            (All amounts in U.S. dollars, unless otherwise stated)
                         (In accordance with CDN GAAP)


   Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

   Revenue from education, consulting, and other services is recognized at the time such services are rendered.

   For contracts with multiple obligations (e.g. deliverable and undeliverable products, support obligations, education, consulting and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

4. Income Taxes

   The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year.

5. Net Income (loss) per Share

   The reconciliation of the numerator and denominator for the calculation of basic and diluted net income (loss) per share is as follows: (000's except per share amounts)

                                                      Three months ended
                                                            May 31,
                                                 ---------------------------
                                                        2001           2000
                                                 ------------    -----------

   Basic Net Income (loss) per Share
     Net income (loss)                               (12,321)       $10,915
                                                 ============    ===========

     Weighted average number of shares
     outstanding                                      88,023         86,993
                                                 ============    ===========

     Basic net income (loss) per share            $    (0.14)     $    0.13
                                                 ============    ===========


   Diluted Net Income (loss) per Share

     Net income (loss)                               (12,321)     $  10,915
                                                 ============    ===========

     Weighted average number of shares
     outstanding                                      88,023         86,993

     Dilutive effect of stock options                    Nil          4,534
                                                 ------------    -----------

     Adjusted weighted average number of
     shares outstanding                               88,023         91,527
                                                 ============    ===========

     Diluted net income (loss) per share          $    (0.14)     $    0.12
                                                 ============    ===========

                              COGNOS INCORPORATED
           CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
            (All amounts in U.S. dollars, unless otherwise stated)
                         (In accordance with CDN GAAP)


     For the quarter ended May 31, 2001, the effect of converting stock options was antidilutive as a result of net losses.

6.   Comprehensive Income

     Comprehensive Income (loss) includes net income (loss) and "other comprehensive income (loss)." Other comprehensive income (loss) refers to changes in the balances of revenues, expenses, gains and losses that are recorded directly as a separate component of Stockholders' Equity and excluded from net income.

     For the quarter ended May 31, 2001, the Corporation had other comprehensive expense of $870,000 compared to other comprehensive expense of $1,804,000 for the quarter ended May 31, 2000. These amounts relate to foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, net of unrealized net derivative gains (losses) which corresponds to the cumulative translation adjustment for Canadian GAAP purposes.

7.   Segmented Information

     The Corporation has one reportable segment--computer software products.

8.   Business Restructuring Charges

     In connection with a restructuring plan to align the Corporation's cost structure and operations to the current economic environment, the Corporation recorded in the current fiscal quarter a pre-tax business restructuring charge to earnings of $12,798,000. Business restructuring charges primarily relate to involuntary employee separations for approximately 300 employees, as well as asset write-downs, and accruals for net costs of abandoning leases and related write-down of leasehold improvements. The accrual is included on the balance sheet as accrued charges and salaries, commissions and related items.

     The employee separations impact all functional groups and geographic regions of the Corporation. As of May 31, 2001, substantially all employee separations under the restructuring plan had been completed and related cash payments will be substantially issued in the next two quarters of fiscal 2002.

                              COGNOS INCORPORATED
           CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
            (All amounts in U.S. dollars, unless otherwise stated)
                         (In accordance with CDN GAAP)


     The following table displays the status of the restructuring reserve at May 31, 2001: (000's)

                                                                               Other
                                                                               -----
                                                                            Restructuring
                                                        Employee            -------------
                                                        Separations             Costs             Total
                                                        -----------             -----             ------
     Restructuring charges in the quarter                    9,660                   3,138         12,798
     Cash Payments                                            (758)                                  (758)
     Asset write-downs                                                              (1,557)        (1,557)
                                              --------------------       -----------------  -------------
     Balance as at May 31, 2001                              8,902                   1,581         10,483


9.   Litigation

     On May 5, 2000 an action was filed in the United States District Court for the Northern District of California against the Corporation and its subsidiary, Cognos Corporation (collectively "Cognos") by Business Objects S.A. ("Complainant"), for alleged patent infringement. The complaint alleges that the Corporation's Impromptu product infringes the Complainant's United States Patent No. 5,555,403 entitled "Relational Database Access System using Semantically Dynamic Objects". The complaint seeks relief in the form of an injunction against the Corporation and unspecified damages. On May 30, 2000 the Corporation answered the complaint, denying all material allegations, and counterclaimed against the Complainant for a declaratory judgement that the Corporation is not infringing the Complainant's patent and that the patent is invalid. As these actions are in the preliminary stage, the Corporation cannot estimate the financial impact, if any, at this time.

     In addition, the Corporation and its subsidiaries may, from time to time be involved in other legal proceedings, claims, and litigation that arise in the ordinary course of business which the Corporation believes would not reasonably be expected to have a material adverse effect on the financial condition of the Corporation.